17009363

SEC
Mail Processing
Section
MAR 02 2017
Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCA Capital Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 37th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein 732-828-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gettry Marcus CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1407 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gina Laversa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCA Capital Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

VANESSA L. CENUSER
Notary Public, State of New York
Registration #01CE6339611
Qualified In New York County
Commission Expires April 4, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCA CAPITAL SECURITIES, LLC

CONTENTS

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of PCA Capital Securities, LLC

We have audited the accompanying statement of financial condition of PCA Capital Securities, LLC (a Delaware limited liability company) as of December 31, 2016 and the related notes to the financial statements. This financial statement is the responsibility of. PCA Capital Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PCA Capital Securities, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.
New York, New York
February 24, 2017

PCA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	199,927
Fees receivable		15,364
Prepaid expenses		11,520
Total Assets	$	226,811

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$	17,701
MEMBERS' EQUITY		209,110
Total Liabilities and Members' Equity	$	226,811

The accompanying notes are an integral part of this financial statement.
Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

1. ORGANIZATION AND NATURE OF BUSINESS

PCA Capital Securities, LLC (the "Company") was formed in the State of Delaware on June 30, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates primarily as an agent that assists issuers in executing Equity Private Placements for which it earns fees. The members share profits and losses equally and each member's liability is limited. The Company continues until such time it is terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Revenue Recognition

The Company earns referral fees for introducing investors to a specific fund. Referral fees are paid when earned.

c) Income Taxes

No provision has been made for Federal or New York State ("NYS") income taxes since the Company is treated like a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, the Company is liable for New York City Unincorporated Business taxes ("UBT").

There is a current provision for UBT due to current year taxable income for UBT purposes totaling $978.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (cont'd)

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and UBT tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its UBT tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes. The Company did not record any material deferred taxes at December 31, 2016.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities.

d) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

3. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $182,226 which was $177,226 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.10 to 1.

5. REVENUES

During 2016, a contract with a significant customer expired causing a decline in revenues.

6. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 24, 2017, the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.

PCA CAPITAL SECURITIES, LLC

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT